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                             November 7, 2023

       David A. Campbell
       President and Chief Executive Officer
       Evergy Missouri West, Inc.
       1200 Main Street
       Kansas City, Missouri 64105

                                                        Re: Evergy Missouri
West, Inc.
                                                            Evergy Missouri
West Storm Funding I, LLC
                                                            Amendment No. 1 to
Registration Statement on Form SF-1
                                                            Filed October 27,
2023
                                                            File Nos.
333-268913 and 333-268913-01

       Dear David A. Campbell:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-1

       Part II - Information Not Required in Prospectus
       Item 15. Undertakings, page 3

   1. Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not
appropriate for you to do so.
              Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.
 David A. Campbell
Evergy Missouri West, Inc.
November 7, 2023
Page 2

FirstName LastNameDavid A. Campbell       Sincerely,
Comapany NameEvergy Missouri West, Inc.
                                          Division of Corporation Finance
November 7, 2023 Page 2                   Office of Structured Finance
FirstName LastName